EXHIBIT 10

CANALASKA VENTURES LTD.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of the Shareholders of CanAlaska Ventures Ltd. (the "Company") will be held at 2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3 on September 20, 2006 at 10:00 a.m. (Vancouver time) for the following purposes:

1.

To receive and consider the Annual Report prepared by the Directors of the Company, the financial statements of the Company for the fiscal year ended April 30, 2006, and the auditors’ report thereon.

2.

To approve and ratify the actions, deeds, and conduct of the directors on behalf of the Company since the date of the last Annual General Meeting.

3.

To re-appoint PricewaterhouseCoopers LLP, formerly Staley, Okada & Partners, Chartered Accountants, as auditors for the ensuing year and to authorize the Directors to fix their remuneration.

4.

To set the number of directors at five.

5.

To elect Directors for the ensuing year.

6.

To approve, by disinterested shareholders, the amendment to the Company’s stock option plan (the “Plan”) to increase the maximum number of common shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan to 15,450,578 shares.

7.

To approve, by disinterested shareholders, the potential amendment(s) to any stock options granted to Insiders.

8.

To approve the potential issuance of nominal value performance shares as fully described in the Information Circular.

9.

To approve, by special resolution, that:

(a)

the name of the Company be changed to “CanAlaska Uranium Ltd.", or such other name as may be approved by the Directors of the Company and by regulatory authorities, that such name change be effected at such time as may be determined and approved by the Directors of the Company;

(b)

the Notice of Articles of the Company be altered accordingly;

(c)

subject to paragraph (“d”) below, the solicitors for the Company are authorized and directed to prepare and electronically file the Notice of Alteration with the Registrar of Companies; and

(d)

the Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company's record office.

10.

To transact any other business which may properly come before the Meeting.

It is important that your shares be represented at this Meeting to ensure a quorum.  If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting.  Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia this 24th day of August, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

"Harry Barr"

Chairman